Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio data)

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interests and income from equity investees	$484	$823	$1,449	$1,426	$1,143	$1,026
add: Fixed charges	433	548	457	424	380	328
add: Distributed income of equity investees	151	214	105	55	40	23
add: Amortization of capitalized interest	5	6	4	3	2	2
less: Capitalized interest	(37)	(57)	(48)	(38)	(36)	(25)
Total Earnings	$1,036	$1,534	$1,967	$1,870	$1,529	$1,354

FIXED CHARGES (1)
Interest expensed and capitalized (2)	$386	$495	$410	$381	$346	$308
Portion of rent expense related to interest (33.33%)	47	53	47	43	34	20
Total Fixed Charges	$433	$548	$457	$424	$380	$328

RATIO OF EARNINGS TO FIXED CHARGES (3)	2.39x	2.80x	4.30x	4.41x	4.03x	4.13x
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(1)
For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)
Includes interest costs attributable to borrowings for hedged inventory purchases of $10 million for the nine months ended September 30, 2016 and $6 million, $12 million, $30 million, $12 million and $20 million for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

(3)	Ratios may not recalculate due to rounding.